
10013305

Pullen

nts

Valspar Savings and Retirement Plan

Financial Report
December 31, 2009


SEC MAIL PROCESSING
RECEIVED
JUL - 1 2010
WASH, D.C.
193
SECTION

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4 - 12

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Valspar Savings and Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 28, 2010

Valspar Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

Assets	**2009**	2008
Investments, at fair value (Notes 2 – 4):		
Interest in The Valspar Corporation Master Trust	**$ 466,102,422**	$ 343,213,951
Loans to participants	**8,380,531**	7,536,504
Total investments	**474,482,953**	350,750,455
Employer contributions receivable	**25,309,601**	18,903,890
Net assets available for benefits, at fair value	**499,792,554**	369,654,345
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	**747,584**	2,328,756
Net assets available for benefits	**$ 500,540,138**	$ 371,983,101

See Notes to Financial Statements.

Valspar Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Investment results:	
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	$ 116,877,631
Interest income from loans to participants	499,239
	117,376,870
Contributions:	
Employee	15,070,410
Employer	30,701,680
	45,772,090
Investment results and contributions	163,148,960
Distributions to participants	(34,654,437)
Administrative costs	(160,737)
Net increase before transfers	128,333,786
Transfers to this Plan from other Valspar plans, net (Note 1)	223,251
Net increase after transfers	128,557,037
Net assets available for benefits:	
Beginning of year	371,983,101
End of year	$ 500,540,138

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to 100 percent of the first 2 percent and 50 percent of the next 2 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company contributes a discretionary matching contribution of between 0 percent and 9 percent if the Company meets certain targeted earnings. There was an 8 percent discretionary contribution for the year ended December 31, 2009. The Company also contributes a nonelective contribution of 4 percent of the participants' compensation.

Vesting: Employee and Company contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior plan document in effect at the time of the participant's termination.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contributions in the year of forfeiture. No forfeitures were applied against Company contributions for the year ended December 31, 2009. There were approximately $108,000 and $76,000, of forfeitures outstanding at December 31, 2009 and 2008, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's performance-based matching contributions, if any, the Company's nonelective contribution, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $4,941,000 for the year ended December 31, 2009. For the year ended December 31, 2009, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,901,000 at the master trust level.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans to participants: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2008, participants were allowed to have loans outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60-month repayment period. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 at December 31, 2009. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2032.

Plan administration: The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Transfer of assets to and from the Plan: During 2009 and 2008, transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company. During 2010, the remaining net assets of the Valspar Profit Sharing Plan will be transferred to the Valspar Savings and Retirement Plan and the Valspar 401(k) Plan for Hourly Employees.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully benefit-responsive investment contract: Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Note 2. Significant Accounting Policies (Continued)

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

An accounting standard was recently issued that clarifies the accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan's tax positions and concluded that the Plan had maintained it tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were issued.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan, other than loans to participants, are held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of Valspar 401(k) Plan for Hourly Employees and Valspar Profit Sharing Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 90.4 percent and 90.3 percent on December 31, 2009 and 2008, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percent interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2009, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

At December 31, 2009 and 2008, approximately 43 percent and 40 percent, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of The Valspar Corporation common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2009	2008
The Valspar Corporation Stock Fund	$ 220,326,464	$ 151,609,437
Fully benefit-responsive contract:		
Fidelity Managed Income Portfolio II Fund	64,711,269	62,570,941
Common collective trust:		
Fidelity U.S. Equity Index Fund	28,191,880	23,489,983
Mutual funds:		
Dodge & Cox Stock Fund	36,817,462	28,171,625
Marsico Focus Fund	34,275,931	26,481,325
Fidelity Diversified International Fund	29,298,403	21,625,982
Frontegra Iron Bridge SMID	22,599,898	-
Western Asset Core Fund	19,717,261	17,494,700
Fidelity Freedom 2025 Fund	8,791,990	4,611,759
Fidelity Freedom 2010 Fund	7,711,133	6,782,049
Fidelity Freedom 2030 Fund	7,701,214	3,912,662
Fidelity Freedom 2020 Fund	7,019,699	4,222,632
Fidelity Freedom 2015 Fund	6,980,090	4,843,318
Fidelity Freedom 2035 Fund	6,006,281	2,692,869
Vanguard Total Bond Market Fund	4,350,974	-
Fidelity Freedom 2040 Fund	4,113,507	1,869,682
Fidelity Freedom 2045 Fund	3,302,899	1,393,171
Fidelity Freedom Income Fund	1,781,215	1,036,188
Fidelity Freedom 2050 Fund	1,143,489	641,137
T.R. Price Institutional U.S. Structured Research Fund	429,881	-
Wells Fargo Small Company Growth Fund I	-	16,441,258
	$ 515,270,940	$ 379,890,718

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

Investment results of the Master Trust, excluding interest income from loans to participants, for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008
Investment results:		
Net appreciation (depreciation) in fair value of investments:		
The Valspar Corporation common stock	$ 75,116,894	$ (34,298,382)
Common collective trust	6,067,463	(14,261,054)
Mutual funds	42,867,612	(96,863,271)
	124,051,969	(145,422,707)
Interest and dividends*	6,642,556	10,466,217
Total investment results	$ 130,694,525	$ (134,956,490)

*The fully benefit-responsive contract earned only interest and dividends during 2009 and 2008.

Note 4. Fair Value Measurements

Accounting guidance was recently issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 4. Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. This fund also contains interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

Fully benefit-responsive contract and common collective trust: The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Mutual funds: Mutual funds are valued at the net asset value of shares held by the Plan at year-end at the closing prices reported in the active markets in which the securities are traded.

Loans to participants: Loans to participants are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets and loans to participants at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 220,326,464	$ -	$ -	$ 220,326,464
Fully benefit-responsive contract	-	64,711,269	-	64,711,269
Common collective trust	-	28,191,880	-	28,191,880
Mutual funds:				
Large cap funds	71,523,274	-	-	71,523,274
Balanced funds	54,551,517	-	-	54,551,517
International funds	29,298,403	-	-	29,298,403
Bond funds	24,068,235	-	-	24,068,235
Mid cap funds	22,599,898	-	-	22,599,898
Total Master Trust assets at fair value	422,367,791	92,903,149	-	515,270,940
Loans to participants	-	-	10,389,902	10,389,902
Total assets at fair value	$ 422,367,791	$ 92,903,149	$ 10,389,902	$ 525,660,842

Note 4. Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 151,609,437	$ -	$ -	$ 151,609,437
Fully benefit-responsive contract	-	62,570,941	-	62,570,941
Common collective trust	-	23,489,983	-	23,489,983
Mutual funds:				
Large cap funds	54,652,950	-	-	54,652,950
Balanced funds	32,005,465	-	-	32,005,465
International funds	21,625,982	-	-	21,625,982
Bond funds	17,494,701	-	-	17,494,701
Mid cap funds	16,441,259	-	-	16,441,259
Total Master Trust assets at fair value	293,829,794	86,060,924	-	379,890,718
Loans to participants	-	-	9,731,329	9,731,329
Total assets at fair value	$ 293,829,794	$ 86,060,924	$ 9,731,329	$ 389,622,047

Loans to participants have been classified as Level 3 within the fair value hierarchy. The table below sets forth a summary of changes in the fair value of the loans for the year ended December 31, 2009:

Balance, beginning of year	$ 9,731,329
Issuance, net	658,573
Balance, end of year	$ 10,389,902

Note 5. Fair Value of Investments Reported at Net Asset Value

In September 2009, the FASB issued accounting guidance related to investments in certain entities that calculate net asset value per share (NAV), which provides guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using NAV as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used. This amendment was effective for periods ending after December 15, 2009, with early adoption permitted.

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using NAV as of December 31, 2009:

Investment	Fair Value
Fully benefit-responsive contract:	
Fidelity Managed Income Portfolio II Fund (a)	$ 64,711,269
Common collective trust:	
Fidelity U.S. Equity Index Fund (b)	28,191,880
Total	$ 92,903,149

Note 5. Fair Value of Investments Reported at Net Asset Value (Continued)

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The portfolio may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipts of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. Under normal conditions, 90 percent of the portfolio's universe will be invested in securities of the companies which compose the S&P 500 Index. In addition to its investments in securities, a portion of the portfolio's assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. The portfolio may transfer uninvested cash balances into joint trading accounts, which are then invested in repurchase agreements, or invest directly with institutions in repurchase agreements. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipts of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

Note 6. Transactions With Parties in Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2009 and 2008, the Master Trust purchased approximately 896,000 shares and 1,054,000 shares of common stock of the Company at a cost of approximately $18,451,000 and $20,171,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $4,941,000 for the year ended December 31, 2009. These transactions are exempt party-in-interest transactions.

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$ 500,540,138	$ 371,983,101
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(747,584)	(2,328,756)
Net assets available for benefits per Form 5500	$ 499,792,554	$ 369,654,345

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2009:

Net increase in net assets available for benefits per the financial statement before transfers	$ 128,333,786
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contract, beginning of year	2,328,756
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract, end of year	(747,584)
Net increase in net assets available for benefits per the Form 5500	$ 129,914,958